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                                                                  Exhibit (a)(7)

F O R T R E S S
INVESTMENT GROUP LLC

Contact:                                                             FOR RELEASE

Lilly H. Donohue
Vice President, Fortress
212 798-6118

                    FORTRESS ANNOUNCES AN OFFER TO PURCHASE
               UP TO 5,000,000 SHARES OF COMMON STOCK OF CAPSTEAD
                   AT A CASH TENDER PRICE OF $8.00 PER SHARE

     NEW YORK, May 12, 2000 -- Fortress Investment Fund LLC (together with its affiliates, "Fortress") announced today the commencement of an offer by its affiliate, Fortress Cap LLC, to purchase up to 5,000,000 shares of common stock (the "Offer") of Capstead Mortgage Corporation ("Capstead") (NYSE ticker symbol:
CMO) for a cash price of $8.00 per share, net to the seller, representing approximately 22 percent of the common shares outstanding. The cash price represents a premium of approximately 24 percent over the May 11, 2000 closing price of $6.44. The Offer will only be made pursuant to offering materials being distributed to Capstead common stockholders on May 12, 2000 and will expire at 12:00 Midnight, New York City Time, on June 9, 2000 (unless extended).

     Merrill Lynch & Co. is acting as exclusive Dealer-Manager for the Offer. Neither Fortress nor Capstead is making any recommendation to the stockholders as to whether or not they should tender any shares pursuant to the Offer.

     The Offer is being made in part to satisfy an obligation of Fortress to acquire at least 2,500,000 shares of Capstead common stock contained in an agreement made in connection with Fortress's previous $51 million convertible preferred equity investment in Capstead.

     Fortress is a real estate opportunity fund located in New York with over $870 million of private equity capital. Fortress focuses on real estate-related investments worldwide.

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